VIA EDGAR
July 19, 2011
Ethan Horowitz
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Baker Hughes Incorporated
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed March 4, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 3, 2011
Form 8-K
Filed April 27, 2011
File No. 1-09397
Dear Mr. Horowitz:
     We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) by letter dated July 1, 2011, which was received by Baker Hughes Incorporated (the “Company”, “we”, “us” or “our”) on July 1, 2011 regarding the filings listed above. Our response repeats the captions and comments contained in the Staff’s July 1, 2011 letter in italics for your reference.
Form 10-K/A for Fiscal Year Ended December 31, 2010
General
1.	We note from the disclosure on pages 20-22 and elsewhere in your form 10-K/A that you operate in Cuba, Africa, and the Middle East, regions generally understood to include Cuba, Sudan, Syria, and Iran. We are aware of news reports that you have agreed to provide services to BP Azerbaijan in the Azeri-Chirag-Guneshli oil and natural gas fields, and that Azerbaijan exports crude oil and natural gas to Iran from the Azeri-Chirag-Guneshli complex. As you know, Cuba, Sudan, Syria, and Iran are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K includes no information regarding direct or indirect contacts with the referenced countries.

Please describe to us the nature and extent of any past, present, and anticipated contracts with Cuba, Sudan, Syria, and Iran, whether through subsidiaries, affiliates, joint ventures, alliances, or other direct or indirect arrangements, since your letters to us dated October 17, 2008, November 24, 2008, and February 17, 2009. Your response should describe any goods, services, technology, information, or support that you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
     The Company does not operate in Cuba, Iran or Sudan, directly or indirectly, and, accordingly, we do not provide any direct reference to these countries in our periodic filings. Due to the current sanctions against these countries, the Company does not have any plans for future contacts with Cuba, Iran, or Sudan. The Company has not had any past contracts with or revenues generated in Cuba, Iran, and Sudan, whether through subsidiaries, affiliates, joint ventures, alliances, or other direct or indirect arrangements, since the letters to you dated October 17, 2008, November 24, 2008, and February 17, 2009, except to the extent described in those letters. In April 2010, the Company acquired BJ Services Company. Based on historical records provided to us, BJ Services Company had revenues of approximately $2.7 million, $4.6 million and $3.0 million in 2008, 2009 and 2010, respectively, from operations in Iran, prior to the acquisition of BJ Services by the Company. BJ Services’ revenue in Iran during these periods was generated through a Canadian subsidiary acquired by BJ Services in 2008. BJ Services discontinued its operations in Iran prior to being acquired by the Company. BJ Services had no revenues from operations in Cuba, Syria or Sudan during those years.
     The Company, through a wholly owned foreign subsidiary, does have limited operations in Syria. These operations are only conducted as permitted under applicable U.S. regulations and no materials, products, technology or software containing more than the allowable de minimis U.S. content is utilized in Syria. The Company, through a foreign subsidiary, sells basic completion equipment and related fluids products to one customer in Syria under a single contract that is renewed from time to time. The customer is charged each month for goods and services relating to the installation of this equipment in its wells. These sales are not considered material even at the local region level. Additional details related to revenues, assets and liabilities for Syria are provided in our response to Comment 2.
     To ensure compliance with export controls and regulations, the Company has automated trade screening software that reviews all customers against the U.S. and other government Specially Designated Nationals (SDN) lists as well as other governmental lists of sanctioned individuals and entities. This software prohibits the placing of any order or establishing a customer record with a blocked entity.

     A wholly owned foreign subsidiary of the Company has agreed to provide services to BP Azerbaijan in the Azeri-Chirag-Guneshli oil and natural gas fields; however, the Company understands that not all crude from that BP field is being sent through Iran and our involvement has only been in situations where the crude is sent through other countries. More specifically the Company understands that the crude being sent from BP that relates to the area where the Company’s subsidiary is working is being sent to Europe through Turkey or a terminal in Georgia.
2.	Please discuss the materiality of your business activities in, and other contacts with, Cuba, Sudan, Syria, and Iran described in response to the foregoing comments and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, Syria, or Iran.
     The Company acknowledges it is required to disclose information that a reasonable investor would think is material to an investment decision in light of the circumstances under which the disclosures are made (including the total mix of information). Below is a summary of the revenues, assets and liabilities of the Company and BJ Services (prior to the Company’s acquisition of BJ Services) for 2008, 2009 and 2010 associated with Iran and Syria. Neither the Company nor BJ Services had any revenue, assets or liabilities associated with Cuba or Sudan during these periods.
Country Financial Summary (in millions)

	Baker Hughes			BJ Services[1]
Iran	Revenue	Assets[2]	Liabilities[2]	Revenue	Assets[2]	Liabilities[2]
Year
2008	$—	$0.9	$4.7	$2.7	$1.7	$—
2009	$—	$0.8	$3.0	$4.6	$1.9	$—
2010	$—	$0.9	$2.5	$3.0	$—	$—
Q1 2011	$—	$0.8	$2.5	$—	$—	$—

	Baker Hughes			BJ Services[1]
Syria	Revenue	Assets[2]	Liabilities[2]	Revenue	Assets[2]	Liabilities[2]
Year
2008	$6.5	$5.0	$0.6	$—	$—	$—
2009	$6.0	$1.9	$0.9	$—	$—	$—
2010	$4.5	$1.3	$0.4	$—	$—	$—
Q1 2011	$3.4	$4.5	$0.4	$—	$—	$—

[1]	BJ Services was acquired in April 2010 and is not included in Baker Hughes revenues, assets or liabilities prior to that date.

[2]	As of December 31 of the indicated year and March 31 of the indicated quarter.
     As indicated above, the Company has had no recent revenues in Iran. The assets related to Iran pertain to final payments that are due from customers to the Company’s wholly owned foreign subsidiary. Those payments must be cleared by local authorities before the payments can be made. Since the payments are due from multinational companies, the Company expects payments will be made within one year. The liabilities relate primarily to accounts payable and payroll taxes that still have not been finally assessed by the local taxing authorities.
     The Company, through a foreign subsidiary, sells basic completion equipment and a small amount of related fluids products to an oilfield operator in Syria under a single contract that has been renewed from time to time. The customer is charged each month for services relating to the installation of this equipment in their wells. Assets in Syria relate primarily to accounts receivable from the one customer in Syria. The accounts receivable for the first quarter of 2011 were higher than other recent periods due to a delivery of equipment made near the end of the quarter. These sales, assets and liabilities are not considered material overall or even at the local region level.
     Given that the Company does not have any current operations in Cuba, Iran, or Sudan and has only limited business operations in Syria; the Company believes that its current situation as regards operations with countries designated as state sponsors of terrorism does not constitute a material investment consideration or risk for its security holders and it will not have a material impact on either the Company’s reputation or on its share value.
     As mentioned in prior correspondence with the SEC, the Company initiated a process in 2005 to require its independent, foreign subsidiaries to prohibit any business activity that directly or indirectly involves or facilitates transactions in Iran, Sudan or with their governments, including government-controlled companies outside of these countries. As a result of this process, the Company has virtually no business operations or contacts with these countries. The Company believes that its position with respect to its business operations in Iran and Sudan will be respected and endorsed by various American state and municipal governments, universities, and other investors who have proposed or adopted divestment or other initiatives regarding investment in companies that do business with those countries and governments. In addition, the Company’s sales of goods and associated services in Syria are done in compliance with U.S. export laws and the revenues associated with Syria are immaterial to the Company.

     As we indicated in our response to the SEC in November 2008 and to the Office of Global Security Risk on January 20, 2006, despite our extensive disclosure of foreign operations worldwide, the Company has never received a stockholder proposal for inclusion in its proxy statement regarding business operations in foreign countries that are identified as state sponsors of terrorism or subject to economic sanctions, and, to the best of our knowledge, the Company has had very few inquiries from investors for such information.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19
Liquidity and Capital Resources, page 28
3.	We note that you operate in more than 80 countries and your disclosure on page 45 of your filing states that you plan to indefinitely reinvest certain earnings of your foreign subsidiaries in operations outside the United States. Please tell us about cash and cash equivalents held by your foreign subsidiaries and how you considered disclosing these amounts and discussing whether they are readily available for domestic liquidity requirements.
     As of December 31, 2010, the Company had cash and cash equivalents of $1.7 billion, of which approximately $596 million was held by foreign subsidiaries in operations outside the United States. The cash held by foreign subsidiaries as of December 31, 2010 was reinvested in our international operations as our intent was to use cash to fund the operations of our foreign subsidiaries. If we decide at a later date to repatriate any funds to the United States, the Company may be required to provide taxes on these amounts based on applicable United States tax rates net of foreign taxes.
     As stated in the Cash Requirements section of Liquidity and Capital Resources in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of our Form 10-K, we believe that cash on hand and, cash flows from operations will provide sufficient liquidity to manage our global cash needs. We may, if necessary, also issue commercial paper or other short-term debt to fund cash needs in the United States in excess of the cash generated in the United States.
     We believe that we have disclosed the material circumstances of our cash requirements based on our disclosure that our cash on hand, cash flows from operations and $1.7 billion available for borrowing under committed revolving credit facilities with commercial banks will provide sufficient liquidity to manage our global cash needs.
Financial Statements, page 37
Consolidated Statements of Cash Flows, page 43

4.	We note that you characterize the cash outflows related to rental tools as an investing activity (i.e., as a component of expenditures for capital assets) along with the cash proceeds from rental tools that are lost-in-hole and sold (i.e., as a component of proceeds from disposal of assets). Please tell us the factors you considered in determining the appropriate classification of the cash outflows for rental tools under FASB ASC 230-10-45-22. In connection with your response, tell us how soon after being put in use rental tools are typically lost or sold.
     In the normal course of providing various services to its customers, the Company uses a wide variety of equipment and tools, which we refer to as “rental tools.” This includes items such as drill bits, conventional and rotary steering systems, measurement-while-drilling and logging-while-drilling systems, coiled tubing systems, perforating equipment, fishing equipment and other types of equipment. Substantially all of the rental tools used by the Company are manufactured and owned by the Company. The tools are easily moveable, are frequently moved from one location to another, are interchangeable and thus, are used to provide services to different customers as demand requires. Individual rental tools may cost anywhere from $5,000 to approximately $1.0 million per tool for the Company to manufacture.
     Rental tools have estimated useful lives of 1 to 15 years, the majority of which are in the range of 7 to 10 years. The estimated useful lives are based on historical experience of using the tools, our repair and maintenance program, consideration of technological changes and other similar factors.
     The guidance in FASB ASC 230-10-45-22 states that “the acquisition and sale of equipment to be used by the entity or rented to others generally are investing activities.” The Company considers the cash outflows for rental tools as an investing activity because rental tools are a productive asset and included in property, plant and equipment, have useful lives of up to 15 years and the Company neither sells or rents them independently in the normal course of business. Most rental tools are disposed of through a typical scrapping process when the tool is no longer usable or has become technologically obsolete. Periodically rental tools are lost down the wellbore which the Company refers to as lost-in-hole (“LIH”).
     There is no typical timeframe within which rental tools may become LIH. Rental tools may be LIH the first time they are used or they may never be LIH. Each LIH event is unique and is the result of the specific circumstances related to each case. If a tool is LIH, the customer is obligated to make a reasonable effort to recover the lost equipment. In the event the equipment cannot be recovered, the customer is generally required to pay us a predetermined fee that represents liquidated damages for time delays and costs involved in replacing the tool. The Company does not consider this payment of liquidated damages as constituting a sale of rental tools. As noted below, the net book value of rental tools LIH for each of the last three years was not material to the Company’s financial position, results of operations or capital expenditures (dollar amounts in millions):

	2010	2009	2008

Net book value of rental tools LIH	$36	$46	$67

     In future filings, the Company will further clarify in the Investing Activities section of Liquidity and Capital Resources in MD&A that rental tools are not sold but are disposed of as they are no longer usable, obsolete or were LIH.
Note 1 — Summary of Significant Accounting Policies, page 44
Revenue Recognition, page 44
5.	We note you derive revenue from rental operations. Please tell us how you have considered the guidance under FASB ASC 840 as the lessor in these arrangements. As part of your response, please provide us with your evaluation of FASB ASC 840-10-25-1 (including whether rental tools being lost-in-hole impacts your determination of estimated economic lives) and FASB ASC 840-10-25-41 through 25-45 as it relates to the different types of equipment you rent. In addition, tell us how you have considered the disclosure requirements of FASB ASC 840-20-50-4 and 840-30-50-4.
     Please refer to our response to Question 4 above for additional information and background related to the Company’s use and management of rental tools.
     As noted previously, rental tools are sometimes LIH; however, this factor is not considered in the determination of estimated useful lives because each LIH event is unique and is the result of the specific circumstances related to the usage of the tool at any time. A LIH event is not indicative of the useful life or age of a particular rental tool. A rental tool may be LIH the first time it is used or it may never be LIH.
     Our contracts with customers cover all services and products expected to be required for a particular project, including the possible use of rental tools. These contracts provide that when rental tools are to be used on a project, the customer is charged a rental fee for the time the tools are actually used (or on standby) based on daily or hourly rates or a similar method as specified in the contract. Rental tools may be used on a customer project for as little as a few hours or a number of days. The tools are not separately leased to the customer (there are no lease agreements) and the customer has no other rights to use or purchase the tools or to otherwise retain them. When the project is completed, the rental charge is stopped. The Company retains possession, control over and ownership of the rental tools at all times.
     Based upon the nature of the contracts and arrangements with our customers, the method by which rental tools are owned, managed and used and how their usage is charged to the customer, the Company does not believe these arrangements are of the nature of a traditional lessor/lessee type leasing arrangement. Accordingly, the Company does not believe the provisions of FASB ASC 840-10-25-1, FASB ASC 840-10-25-41 through 45 and FASB ASC 840-20-50-4 and 840-30-50-4 are applicable to these transactions.

Note 4 — Segment Information, page 50
6.	We note that your Western Hemisphere operations consists of four regions that have been presented as two reportable segments and that your Eastern Hemisphere operations consist of five regions that have also been presented as two reportable segments. Each of the regions is led by a president, as are the hemispheres. Please clarify for us and in your filing whether operating segments are being aggregated (refer to FASB ASC 28-10-50-21(a) for the related disclosure requirements). If applicable, clarify for us the similar economic characteristics that are shared by the aggregated operating segments and tell us how you have considered identifying and discussing these characteristics.
     The Company currently has ten operating segments (as that term is defined in ASC 280-10-50-1) that have been aggregated into five reportable segments as detailed below:

Reportable Segment	Operating Segment Included in the Reportable Segment

1. North America:	U.S. — including Land and Gulf of Mexico
Canada

2. Latin America:	Latin America

3. Europe/Africa/Russia Caspian:	Europe
Africa
Russia Caspian

4. Middle East/Asia Pacific:	Middle East
Asia Pacific

5. Industrial Services and Other:	Industrial Services
Reservoir Development Services
Aggregation Criteria
     Under the guidance of ASC 280-10-50-11 through ASC 280-10-50-13, the operating segments have been aggregated into their respective reportable segments because they have similar economic characteristics and because the long-term financial performance of these operating segments is affected by similar economic conditions. The eight geographical operating segments above represent our oilfield operations. We are submitting an analysis of the aggregation criteria as it pertains to the first eight operating segments above as they are our oilfield operating segments and account for over 90% of our total consolidated revenues, income before income taxes and total assets.
     The aggregation criteria for operating segments as stated in ASC 280-10-50-11 provides for both qualitative and quantitative factors to be considered when determining if the aggregation of operating segments is appropriate. The Company considered both qualitative and quantitative factors in determining the aggregation of its eight oilfield operating segments into the four reportable segments as detailed above.
1.	Segments have similar economic characteristics

The operating segments are all affected by similar economic drivers such as customer spending, the price of oil and gas, economic growth and other similar factors. The Company analyzed historical and projected gross margins and, as necessary, considered other economic characteristics of each operating segment to determine if they exhibited similar long-term financial performance. The results of this analysis supported the aggregation of the Company’s operating segments.

2.	Segments have similar products and services

The eight oilfield operating segments manufacture, sell products and provide the same services used in the oil and natural gas industry, including drilling, pressure pumping, formation evaluation, completion and production and maintenance of oil and gas wells. All eight operating segments participate in this product and service offering in this industry.

3.	Segments have similar production processes

The eight oilfield operating segments all procure their tools and equipment from the Company’s enterprise supply chain organization, which manufactures the tools and equipment through a limited number of manufacturing facilities strategically placed around the world.

4.	Segments have similar types or classes of customers for their products and services

The eight oilfield operating segments sell to similar customers operating in the major oil and gas producing regions of the world. Their common customers include major multi-national, independent and national or state-owned oil companies.

5.	Segments have similar methods used to distribute their products and provide their services

The eight oilfield operating segments distribute their products and provide services in a similar and consistent manner through a worldwide network of field offices and employees located throughout the oil and gas producing regions of the world.

6.	Segments have similar regulatory environments, if applicable, for example, banking, insurance, or public utilities.

This criterion is generally not applicable to the Company.

     In future filings, the Company will clarify our disclosures by including the following language in a comparable Note 4. Segment information:
The Company has ten operating segments that have been aggregated into five reportable segments because they have similar economic characteristics and because the long-term financial performance of these segments is affected by similar economic conditions.
7.	We note under the products and services section of your website that you have 11 different categories of products and services and under the corporate profile section you refer to nine “product line groups,” while here you present three groups of products and services. Please clarify for us how you evaluated your products and services for the revenue disclosures required by FASB ASC 280-10-50-40 and how you determined whether to disclose the revenues attributable to the categories that are identified on your website.
     The Company evaluated its products and services for the required revenue disclosures and disclosed revenue under three groups based on the similarity of the use and markets for the individual products and services within each of those three groups. FASB ASC 280-10-50-40 states that “a public entity shall report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” The Company’s disclosures in Note 4 are consistent with the disclosures on page 2 and page 3 of the 2010 Form 10-K/A under the heading Products and Services of Item 1. Business. The Drilling and Evaluation group includes the products and services used to drill and evaluate oil and natural gas wells. The Completion and Production group includes the products and services used for the completion phase through the productive life of oil and natural gas wells. Our website is designed for our worldwide customer usage and is formatted and grouped from a marketing point of view, resulting in a slightly different description of categories of products and services as well as product line groups.
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 14
8.	Please describe for us the “very significant impact” of the Canada breakup referred to in remarks attributed to you in a transcript of your conference call for the quarter ended March 31, 2011 and clarify for us how you considered the need to address this issue in your filing. Refer to Item 303(B) of Regulation S-K.
     In Part 1 Item 1 of the Company’s 2010 Form 10-K, under the heading Seasonality, the Company highlights that the operations of the Company are subject to various seasonal events, which are inherent in its ongoing business. Specifically highlighted in that section is that “In Canada, the timing and duration of the spring thaw directly affects activity levels beginning late in the first quarter and most severely in the second quarter.” The “very significant impact” of the

Canada breakup referred to in the remarks attributed to the Company in the transcript for the conference call for the quarter ended March 31, 2011 was simply to remind investors of this seasonal aspect of our business given the size of the business after the combination with BJ Services. In the risk factor titled “The merger with BJ Services may create additional risks for the Company” the Company also highlights that during the year ended December 31, 2010, approximately one-half of our revenue and approximately two-thirds of our profits were attributable to North America, warning that a change in North America operating results, including Canada, could have a significant impact on the Company. Any more specific reference to the impact of the Canada spring breakup will be addressed in our Form 10-Q for the quarter ended June 30, 2011 to the extent this materially impacted the Company’s overall financial condition or results of operations.
Item 1A. Risk Factors, page 24
9.	We note your disclosure stating that your operations in Libya were impacted by political unrest. Please tell us the current status of these operations and whether you tested the underlying long-lived assets for recoverability. Please tell us the basis for your determination if a test was not performed. If a test was performed, describe the significant judgments and assumptions that led to the necessary undiscounted cash flows for recoverability of the assets. Refer to FASB ASC 360-10-35-21 and 35-17.
     As disclosed on page 16 of the Form 10-Q for the quarter ended March 31, 2011, rig activity ceased in Libya in March 2011 due to civil unrest. In addition, as disclosed on page 24 of the Form 10-Q, the operations of our wholly owned foreign subsidiary in Libya ceased during the latter part of the first quarter of 2011, and we provided information in Item 1A. Risk Factors, that the Company has assets in Libya consisting primarily of accounts receivable, inventory and property, plant and equipment totaling approximately $160 million as of March 31, 2011, that are subject to risk of loss. Our wholly owned foreign subsidiary continues to have no active field operations in Libya as of the date of this letter. Our wholly owned foreign subsidiary believes that our bases have been secured and that physical damage thus far to our assets has been minimal. Our wholly owned subsidiary has been and continues to monitor the activities in Libya as they relate to its operations, assets and employees. While the civil unrest has created additional uncertainty as to current and future business activity, our operations and assets in Libya are not considered significant to the overall operations and financial condition of the Company. In addition, the Company has applied for licenses with OFAC and HM Treasury that would permit the Company through its wholly owned foreign subsidiary to pay for basic necessities, such as rent and utilities for its locations in Libya. The Company has not taken any further action to move assets or equipment out of Libya at this time. Should the Company determine that assets currently in Libya need to be redeployed to other locations, it will submit proper license requests before proceeding to insure that its actions are properly authorized.
     As a result of the civil unrest in Libya, we tested long-lived assets for recoverability in the first quarter of 2011 and, due to the ever changing nature of the conflict, we will continue to assess the recoverability of long-lived assets on a regular basis in future periods.

     The significant judgments and assumptions used in performing the test for the first quarter were primarily estimated cash flows which were based on our historical market share and activity which indicated that the long-lived assets could be recovered in a short period of time. In addition, we considered the timing and level of future business activity, our ability to successfully participate in that market when it occurs and the relative importance of the oil and gas industry to Libya, regardless of the form or nature of the Libyan government or leadership. Based on our review, we concluded that no long-lived impairment losses had been incurred at that time. At March 31, 2011, the carrying value of our long-lived assets in Libya is approximately $58 million and is not considered material to the Company’s financial position or results of operations.
10.	In connection with the preceding comment, please clarify for us how you determined that an adjustment to the reserves and allowances related to inventory and accounts receivable were not necessary and how you considered discussing in the filing the reasons a loss was not necessary for your assets in Libya.
     As noted above in our response to Comment 9, our operations in Libya ceased late in the first quarter of 2011 due to civil unrest in the country. As a result, we reviewed our accounts receivable and inventory reserves to determine whether they were adequate, in light of the interruptions to our business in Libya. With regards to accounts receivable, this included a review of expected payments from customers, our intent and ability to collect amounts due to the Company, our ability to leverage common customer relationships in locations other than Libya and our expectations regarding the return of a stable business environment. With regards to inventory, our review included consideration of the physical condition, status and location of the inventory, the nature and types of inventory held in Libya and the possibility to utilize the inventory in future business in Libya or elsewhere. These factors indicated that no additional reserves were necessary as of March 31, 2011. We continue to monitor activities in Libya to determine whether a change in these factors has occurred. Our disclosures in the Form 10-Q for the quarter ended March 31, 2011 included information as to the status of our operations and the approximate amount of assets the Company had in Libya as of March 31, 2011. In light of these disclosures and the overall immateriality of the Company’s business in Libya, the Company does not believe any additional disclosures as to why a loss was not recorded were necessary.
Form 8-K filed April 27, 2011
11.	We note you present an EBITDA measure and a corresponding reconciliation to net income. However, the amount presented as EBITDA includes adjustments for items such as acquisition-related costs and gains on investments. As such, it does not appear that the amounts presented conform to the measure EBITDA as it is specifically defined. Please confirm that you will revise future disclosures to reflect EBITDA or that you will more accurately depict the non-GAAP measure you are presenting.
     We will revise future disclosures in our earning release (and corresponding Form 8-K and website disclosure) by describing the non-GAAP measure as “adjusted EBITDA” rather than

EBITDA to draw the reader’s attention to the fact that we have adjusted EBITDA to exclude certain significant non-operational or non-recurring items such as acquisition-related costs and gains on investments. Our disclosure will continue to show the reader exactly how adjusted EBITDA is calculated and will include other disclosures required by Regulation G. The Company notes that we do not disclose an EBITDA measure in our reports filed on a Form 10-K or Form 10-Q.
12.	We note your disclosure of EBITDA per diluted share. Please tell us why you believe the presentation of this non-GAAP measure provides useful information to investors. In addition please tell us how you considered the guidance in FRC 202.04 which states that per share data other than that relating to net income, net assets, and dividends should be avoided in reporting financial results.
     While we believed the disclosure might have been useful to investors, to avoid any potential future misunderstanding by a reader, the Company will no longer disclose EBITDA per diluted share or EBIT per diluted share in our earnings release (and corresponding reports furnished on a Form 8-K and website disclosure). The Company notes that we do not disclose an EBITDA per diluted share measure in our reports filed on a Form 10-K or Form 10-Q.
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated July 1, 2011. Please do not hesitate to call William Marsh, Vice President Legal, Western Hemisphere, at 713-439-8709 or Sandra Alford, Corporate Secretary, at 713-439-8673 of the Company with any questions or if we may provide the Staff with any additional information. We are pleased to visit with the Staff to clarify any questions. Thank you for your assistance.
Sincerely yours,
/s/ Alan J. Keifer
Alan J. Keifer
Vice President and Controller

c:	Michael Fay, Securities and Exchange Commission Sandra E. Alford, Corporate Secretary William D. Marsh, Vice President Legal Western Hemisphere and Deputy General Counsel